Exhibit 99.4

Cable and Wireless plc ("the Company") was notified on 24 November 2003 that, pursuant to section 198 to 202 of the Companies Act 1985, Barclays PLC had a notifiable interest in 118,284,616 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 4.96 per cent of the issued Ordinary Share capital of the Company.